06049327



PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

P.E. 12-31-05

Home City

Financial Corporation

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 9 2006
WASH. D.C.
190

2005 Annual Report

Home City

Dear Shareholder:

As I write this letter to you, I have completed my third year as CEO of Home City Financial Corporation ("HCFC") and Home City Federal Savings Bank of Springfield ("Home City") and am preparing for my fourth Annual Meeting of Shareholders. This annual report is special to me from the perspective that much of the information reflects these same three years of our financial performance. As you read the annual report, note that net income has continued to increase since we reported $457,000, or $.62 earnings per share, for the year ended December 31, 2002. For the year ended December 31, 2005, I am pleased to report net income of $837,000, compared to the prior year of $682,000, a 23% increase in net income. Earnings per share increased from $.86 in 2004 to $1.02 in 2005. The majority of our operating ratios, such as return on average assets, return on average equity and net interest margin, continue to improve. Our net income is generally a reflection of the performance in our net interest income. Net interest income is defined as the difference between total interest expense paid on our deposits and borrowings subtracted from our total loan and investment interest income. For the year ended December 31, 2005, net interest income was $4,704,000, compared to the prior year of $4,402,000. The increase in net interest income reflects Home City's ability to manage the interest rate risk associated with an increasing rate environment.

While I am pleased to report an increase in net income, Home City continues to provide for potential future loan losses. When Home City provides for anticipated loan losses, this has the effect of decreasing income. In 2005, Home City provided $705,000 for anticipated loan losses, compared to the prior year provision of $200,000. Although we provided $705,000, our actual net charge-offs in 2005 were $88,000.

Home City is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Home City exceeded all of its capital requirements at December 31, 2005 and 2004.

At the upcoming Annual Meeting, you will be asked to approve amendments to the articles of incorporation of HCFC, which will result in our paying to certain shareholders $17.10 per share for their HCFC common shares and enabling us to terminate HCFC's status as a public reporting company with the Securities and Exchange Commission, as disclosed in the proxy statement. HCFC's Board of Directors has carefully considered the terms of the proposed amendments and cash out and has determined that they are fair to, and in the best interests of, HCFC and its shareholders, and unanimously recommends that you vote "FOR" the approval of the amendments.

I would ask you to refer Home City to your friends and family for all their banking needs. You will find Home City has attractive home mortgage and commercial loan rates, as well as competitive deposit rates.

As a locally owned community bank in Clark County, Home City recognizes the importance of local decision making, competitive deposit and loan rates and good old fashioned customer service where we know your name. We want our customers to feel "Right.....at Home".

Sincerely,

J. William Stapleton

J. William Stapleton
President, CEO & COO

BUSINESS OF HOME CITY FINANCIAL CORPORATION

Home City Financial Corporation, a unitary savings and loan holding company incorporated in 1996 under the laws of the State of Ohio ("HCFC"), owns all of the issued and outstanding common shares of Home City Federal Savings Bank of Springfield, a savings association chartered under the laws of the United States ("Home City"). In December 1996, HCFC acquired all of the common shares issued by Home City upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, HCFC's activities have been limited primarily to holding the common shares of Home City. In 2000, HCFC incorporated Home City Insurance Agency, Inc. ("Agency"), a wholly owned subsidiary, to acquire the business of a local insurance agency. The business of the Agency was sold in December 2002, and the Agency was dissolved in 2003.

Home City is a savings association principally engaged in the business of making permanent first and second mortgage loans secured by one- to four-family residential real estate and nonresidential real estate located in Home City's primary lending area and investing in U.S. Government and federal agency obligations, interest-earning deposits in other financial institutions, mortgage-backed securities and municipal securities. Home City also originates loans for the construction of residential real estate and loans secured by multifamily real estate (over four units), commercial loans and consumer loans. The origination of commercial loans constitutes a growing portion of Home City's lending activities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), repayments of loans and mortgage-backed and related securities, advances from the Federal Home Loan Bank (the "FHLB") and other short-term borrowings. Home City conducts business from its offices located in Springfield, Ohio. Home City's primary lending area consists of Clark County, Ohio, and adjacent counties.

As a savings and loan holding company, HCFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association chartered under the laws of the United States, Home City is subject to regulation, supervision and examination by the OTS and the FDIC. Home City is also a member of the FHLB of Cincinnati.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding HCFC at the dates and for the periods indicated. The financial information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. However, in the opinion of management of HCFC, all adjustments necessary for a fair presentation of such financial data have been included. All such adjustments are of a normal recurring nature.

Selected financial data:

	At December 31,		
	2005	2004 (Dollars in thousands)	2003
Assets	$149,553	$156,224	$151,784
Cash and cash equivalents (1)	6,846	9,595	10,473
Available-for-sale securities	5,261	6,432	5,089
Federal Home Loan Bank stock	2,480	2,360	2,265
Loans, net	127,409	130,067	126,512
Deposits	98,455	107,204	103,922
Federal Home Loan Bank advances	36,337	35,120	34,764
Shareholders' equity	13,406	12,735	11,907

(Footnotes on following page)

Summary of earnings and other data:

	At December 31,		
	2005	2004	2003
		(Dollars in thousands)	
Total interest and dividend income	$9,111	$8,772	$9,171
Total interest expense	4,407	4,370	4,654
Net interest income	4,704	4,402	4,517
Provision for loan losses	705	200	500
Net interest income after provision for loan losses	3,999	4,202	4,017
Noninterest income	635	239	254
Noninterest expense	3,416	3,452	3,358
Income before income tax	1,218	989	913
Provision for income tax	381	307	264
Net income	$ 837	$ 682	$ 649
Number of full service offices	2	2	2

Selected financial ratios:

	At or for the year ended December 31,		
	2005	2004	2003
Return on assets (2)	0.55%	0.44%	0.43%
Return on equity (3)	6.41	5.52	5.55
Interest rate spread (4)	3.02	2.74	2.95
Net interest margin (5)	3.29	3.00	3.20
Noninterest expense to average assets (6)	2.25	2.23	2.24
Average equity to average assets	8.59	7.98	7.78
Equity to assets at year end	8.96	8.15	7.84
Non-performing loans to total loans	0.68	0.15	0.43
Non-performing assets to total assets (7)	0.59	0.28	0.38
Allowance for loan losses to total loans	1.07	0.58	0.78
Allowance for loan losses to non-performing loans	158.46	389.74	183.24
Net charge-offs (recoveries) to average loans	0.07	0.34	0.01
Dividend payout ratio (8)	43.14	51.16	50.57

(1) Includes cash and amounts due from depository institutions and interest-earning deposits in other financial institutions.
(2) Net income divided by average total assets.
(3) Net income divided by average total equity.
(4) Average yield on interest-earning assets less average cost of interest-bearing liabilities.
(5) Net interest income as a percentage of average interest-earning assets.
(6) Noninterest expense divided by average total assets.
(7) Non-performing assets consist of nonaccruing loans, accruing loans 90 days or more past due and real estate acquired (or deemed acquired) in foreclosure proceedings or in lieu thereof.
(8) Dividends declared per share divided by basic earnings per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

Home City Federal Savings Bank of Springfield converted from a mutual federal savings association to a stock federal savings association on December 30, 1996. In connection with the Conversion, 952,200 common shares of Home City Financial Corporation were sold, generating net proceeds of $8.3 million after Conversion expenses. Of this amount, $4.6 million was utilized to purchase 100% of the common stock of Home City, and the balance was utilized to purchase investments, loan funds to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") and for other purposes.

The following discussion and analysis of the financial condition and results of operations of HCFC and Home City should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in the Annual Report.

Forward-Looking Statements

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Home City, and HCFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and HCFC's primary market area.

Without limiting the generality of the foregoing, some of the forward-looking statements included herein are the statements under the following headings and regarding the following matters:

1. Financial Condition: Management's statements regarding the amount and adequacy of the allowance for loan losses at December 31, 2005.

2. Comparison of Results of Operations for the Fiscal Years Ended December 31, 2005 and 2004. Provision for Loan Losses: Management's statements regarding the adequacy of the allowance for loan losses at December 31, 2005.

3. Liquidity and Capital Resources: Management's belief that liquidity and capital reserves are sufficient to meet its outstanding short- and long-term needs.

Financial Condition

HCFC's consolidated total assets amounted to $149.6 million at December 31, 2005, a decrease of $6.7 million, or 4.27%, from the $156.2 million in total assets at December 31, 2004. The decrease in assets resulted primarily from the $2.7 million decrease in cash and cash equivalents, the $2.7 million decrease in net loans and the $1.2 million decrease in available-for-sale securities.

Cash and cash equivalents and investment securities totaled $12.1 million at December 31, 2005, a decrease of $3.9 million, or 24.46%, from December 31, 2004. This decrease resulted mainly from funding the $8.7 million of deposit outflows net of the $1.2 million increase in FHLB advances, together with the $2.0 million decrease in gross loan balances. With interest rates emerging from historically low levels, HCFC continues to monitor the maturities of its investments so as to minimize extension risk while still obtaining a reasonable return on its investments in the short term.

Net loans receivable totaled $127.4 million at December 31, 2005, a decrease of $2.7 million, or 2.04%, from the $130.1 million total at December 31, 2004. During the year ended December 31, 2005, loan originations amounted to $32.0 million, with one- to four-family mortgage loans comprising $17.1 million and commercial lending comprising $7.1 million. Such originations were partially offset by principal repayments of $29.1 million.

Home City's allowance for loan losses totaled $1,377,000 at December 31, 2005, which represented 1.07% of total loans and 158.46% of non-performing loans. At December 31, 2004, the allowance for loan losses totaled $760,000, an amount which represented 0.58% of total loans and 389.74% of non-performing loans. Even though the pace of economic recovery has been slower and unemployment levels have been higher in our demographic area, our delinquency statistics still compare favorably to our peers. Management has continued to emphasize the consideration of both local and national economic factors in determining the adequacy of the allowance for loan losses.

Non-performing loans were $846,000 and $195,000 at December 31, 2005 and 2004, respectively, and represented 0.57% and 0.12% of total assets at such dates. All loans classified as non-performing at December 31, 2005, were either under a workout plan or being refinanced elsewhere, the underlying collateral was in the process of being sold, or foreclosure action was being initiated. Although management believes that its allowance for loan losses at December 31, 2005, was adequate based upon the facts and circumstances available to it, there can be no assurance that additions to such allowance will not be necessary in future periods. Such additions could adversely affect HCFC's results of operations

Deposits totaled $98.5 million at December 31, 2005, a decrease of $8.7 million, or 8.16%, from $107.2 million at December 31, 2004. While demand, savings, NOW and money market deposits decreased by $17.7 million, time deposits increased by only $8.9 million. This continues to reflect the diminished Prime Statement savings account balances as depositors shifted to short-term certificates with the Bank or sought investment opportunities elsewhere as rates continued their measured rise across the year. Home City closely monitors its certificate maturities and the composition of its Prime Statement Savings deposits and offers competitive interest rates in its deposit market. Advances from the FHLB increased from $35.1 million at December 31, 2004, to $36.3 million at December 31, 2005, an increase of $1.2 million, or 3.47%.

Shareholders' equity totaled $13.4 million at December 31, 2005, an increase of $671,000, or 5.27%, from $12.7 million at December 31, 2004, primarily due to undistributed net earnings of $837,000 offset by the payment of $368,000 in dividends on common stock.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2005 and 2004

General. Net income for the year ended December 31, 2005, was $837,000, an increase of $155,000, or 22.73%, from the $682,000 in net income recorded in 2004. The increase in net income resulted primarily from the $302,000 increase in net interest income, a $396,000 increase in noninterest income and a $36,000 decrease in noninterest expense all of which were partially offset by the $505,000 increase in the provision for loan losses and the $74,000 increase in the provision for federal income taxes.

Net Interest Income. Net interest income totaled $4.7 million for the year ended December 31, 2005, an increase of $302,000, or 6.86%, from the $4.4 million recorded in 2004. Interest income on loans increased by $299,000, or 3.55%, during 2005 mostly due to an increase in yield from 6.59% in 2004 to 6.72% in 2005 but also coupled with a $2.0 million increase in the average balance of loans receivable. Interest income on investment securities decreased by $75,000, or 42.13%, for the year ended December 31, 2005, compared to fiscal 2004, as the average balance decreased by $4.0 million year-to-year while the related yield increased by 27 basis points to 2.46% in 2005 from 2.19% in 2004, partially offsetting the impact of the decreased average balances. The average investment in federal funds sold during 2005 was only $624,000 compared to an average investment of $4.5 million in 2004, which yielded 2.95% in 2005, compared to 1.05% in 2004, resulting in a net decrease of $29,000 in interest income from the federal funds position.

Interest expense on deposits increased by $35,000, or 1.44%, during 2005, due primarily to an increase in the weighted-average rate from 2.43% in 2004 to 2.57% in 2005, being offset partially by a decrease in the average balance of deposits outstanding of $4.2 million, or 4.15%. Interest expense on FHLB advances increased by $2,000, or 0.10%, partially due to an increase of $305,000, or 0.88%, in the average balance of advances offset partially by a decrease in the weighted-average rate from 5.60% in 2004 to 5.56% in 2005.

As a result of the foregoing changes in interest income and interest expense, the interest rate spread increased by 28 basis points, to 3.02% for 2005, as compared to 2.74% for 2004, while the net interest margin increased by 29 basis points to 3.29% for the year ended December 31, 2005, from 3.00% for last year.

Provision for Loan Losses. Home City maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of Home City's loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management concluded that the allowance was adequate as of December 31, 2005. There can be no assurance that the allowance will be adequate to cover future losses on non-performing assets.

Home City had net charge-offs of $88,000 and $435,000 during the years ended December 31, 2005 and 2004, respectively. Home City's charge-off history is a product of a variety of factors, including Home City's underwriting guidelines and the composition of its loan portfolio. Loans secured by real estate made up 86.46% of Home City's loan portfolio, and, of that, the portion of loans secured by first mortgages on one- to four-family residential real estate was 47.79% of total loans at December 31, 2005. Such loans typically present less risk to a lender than loans not secured by real estate. Substantially all of Home City's loans are secured by properties in its primary market area.

The provision for loan losses was $705,000 and $200,000 for the years ended December 31, 2005 and 2004, respectively. The ratio of non-performing loans to total assets increased to 0.57% in 2005 from 0.12% in 2004. At December 31, 2005 and 2004, Home City had a ratio of allowance for loan losses to total loans of 1.07% and 0.58%, respectively, and ratios of allowance for loan losses to non-performing loans of 158.46% and 389.74%. Due to such ratios of non-performing loans to total assets, historical charge-offs, delinquency history, and the increase in commercial lending, the provisions of $705,000 and $200,000 made in 2005 and 2004, respectively, were deemed appropriate by management to absorb reasonably foreseeable loan losses.

Noninterest Income. Noninterest income totaled $635,000 for the year ended December 31, 2005, an increase of $396,000, or 165.69%, from the $239,000 recorded in 2004. The increase was mainly due to a $345,000 net gain on the redemption of Intrieve Incorporated stock. An additional $47,000 resulted from net gains on the sale of real estate owned.

Noninterest Expense. Noninterest expense decreased by $36,000, or 1.04%, to a total of $3.4 million for the year ended December 31, 2005, as compared to 2004. Decreases in components of noninterest expense were led by a decrease in salaries and employee benefits of $80,000, or 4.28%, mainly reflecting the cost of staffing decisions and a $50,000 reduction in other expenses evidencing our cost control efforts. The main offset was an increase in professional fees of $92,000, or 36.51%, primarily due to increased legal and consulting fees.

Federal Income Taxes. The provision for federal income taxes totaled $381,000 for the year ended December 31, 2005, an increase of $74,000, or 24.10%, from the $307,000 provision recorded in fiscal 2004. This increase was primarily the result of increased taxable income in 2005, which resulted in an effective tax rate of 31.28% in 2005 versus 31.04% in 2004.

Critical Accounting Policies. The accounting and reporting policies of Home City are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Home City's significant accounting policies are described in detail in the notes to Home City's consolidated financial statements for the year ended December 31, 2005. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of Home City's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

The policy of management with respect to the amount of the allowance for loan losses is a critical accounting policy for Home City. Management evaluates the adequacy of the allowance for loan losses each quarter based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral.

Some types of loans are inherently more risky than others. The allowance for commercial loans, nonresidential real estate loans and multifamily real estate loans, which generally carry more risk than single-family residential real estate loans, is determined based upon the individual credit relationships and national and local economic factors that could affect such borrowers, as well as actual loss histories. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for one- to four-family residential real estate is based upon an analysis of national and local economic conditions and loss histories. The allowance for impaired loans is based on the collateral for collateral-dependent loans or the discounted cash flows using the loan's effective interest rate.

Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors. Undetected losses are probable due to inherent delays in obtaining information regarding a borrower's financial condition or changes in their unique business conditions; the judgmental nature of individual loan evaluations, collateral assessments and interpretations of economic trends; the volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits; and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans.

Yields Earned and Rates Paid

The following table presents certain information relating to HCFC's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and FHLB advances for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or customer deposits and FHLB advances, respectively, for the years presented. Average balances are derived from daily balances, which included nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended December 31,					
	2005			2004		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)					
Interest-earning assets:						
Interest-earning demand deposits	$ 3,292	$ 77	2.33%	$ 3,845	$ 26	0.70%
Federal funds sold	624	18	2.95	4,495	47	1.05
Time deposits	2,511	68	2.71	0	0	0.00
Investment securities (1)	4,159	103	2.46	8,112	178	2.19
Federal Home Loan Bank stock	2,402	120	5.01	2,300	95	4.13
Loans receivable (2)	129,857	8,725	6.72	127,826	8,426	6.59
Total interest-earning assets (3)	142,845	9,111	6.38	146,578	8,772	5.98
Noninterest-earning assets:						
Other non-earning assets	10,439			9,050		
Less: Allowance for loan losses	(1,141)			(760)		
Total assets	$ 152,143			$ 154,868		
Interest-bearing liabilities:						
NOW accounts	$ 4,112	$ 14	0.35%	$ 3,419	$ 13	0.39%
Money market accounts	1,046	18	1.67	644	3	0.41
Passbook accounts	36,297	574	1.58	45,302	740	1.63
Certificates of deposit	54,790	1,864	3.40	51,045	1,679	3.29
Total deposits	96,245	2,470	2.57	100,410	2,435	2.43
FHLB advances	34,862	1,937	5.56	34,557	1,935	5.60
Total interest-bearing liabilities	131,107	4,407	3.36	134,967	4,370	3.24
Non-interest-bearing liabilities	7,973			7,539		
Total liabilities	139,080			142,506		
Total shareholders' equity	13,063			12,362		
Total liabilities and shareholders' equity	$152,143			$154,868		
Net interest income; net interest rate spread		$ 4,704	3.02%		$ 4,402	2.74%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.29%			3.00%
Average interest-earning assets to interest-bearing liabilities			108.95%			108.60%

(1) Includes $0 and $10,000 of nontaxable municipal income recorded in 2005 and 2004, respectively. The tax-equivalent yield on investments is 2.46% and 2.26% for 2005 and 2004, respectively.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
(3) Tax-equivalent yield on interest-earning assets is 6.38% and 5.99% for 2005 and 2004, respectively.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected HCFC's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

	Year ended December 31,					
	2005 vs. 2004			2004 vs. 2003		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest income attributable to:						
Interest-earning demand deposits	$ (3)	$ 54	$ 51	$ 24	$ 1	$ 25
Federal funds sold	(41)	12	(29)	14	3	17
Time deposits	0	68	68	0	0	0
Investment securities	(87)	12	(75)	10	25	35
Federal Home Loan Bank stock	4	21	25	4	3	7
Loans receivable	135	164	299	(10)	(473)	(483)
Total interest income	8	331	399	42	(441)	(399)
Interest expenses attributable to:						
NOW accounts	3	(2)	1	1	(14)	(13)
Money market accounts	2	13	15	0	(5)	(5)
Passbook savings accounts	(147)	(19)	(166)	116	(116)	0
Certificates of deposit	123	62	185	(18)	(188)	(206)
Federal Home Loan Bank advances	17	(15)	2	(98)	38	(60)
Total interest expense	(2)	39	37	1	(285)	(284)
Increase (decrease) in net interest income	$ 10	$ 292	$ 302	$ 41	$ (156)	$ (115)

Asset and Liability Management

Home City, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Home City uses the net portfolio value ("NPV") methodology adopted by the OTS as part of its capital regulations but the enforcement of which has been waived by the OTS.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical 200 basis point change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered.

Presented below, as of December 31, 2005, is an analysis of Home City's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Home City as the maximum changes in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Home City's strong capital position.

As illustrated in the table, Home City's NPV is slightly more sensitive to declining rates than rising rates. Differences in sensitivity occur principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest Home City would receive on its loans would increase relatively slowly as loans are slowly repaid and new loans at higher rates are made. Moreover, the interest Home City would pay on its deposits would increase because Home City's deposits generally have shorter periods to repricing. Because Home City has not originated loans in accordance with traditional secondary market guidelines, the sale of fixed-rate loans may be difficult. In addition, increases in interest rates can also result in the flow of funds away from savings institutions into direct investments or other investment vehicles, such as mutual funds, which may pay higher rates of return than savings institutions. Assumptions used in calculating the amounts in this table are OTS assumptions.

	At December 31, 2005		
Change in interest rate (basis points)	Board limit % change	$ change in NPV	% change in NPV
		(Dollars in thousands)	
+300	(55)%	($1,408)	(8)%
+200	(35)	(402)	(2)
+100	(20)	137	1
0	0	0	0
-100	(20)	(478)	(3)
-200	(35)	(1,786)	(10)
-300	(55)	--- (1)	--- (1)

(1) As a result of the low interest rate environment at December 31, 2005, the OTS NPV Model did not produce results for the minus 300 basis point scenario.

The NPV table indicates that at each 100 basis point increment, the change in Home City's NPV that would have been caused by the respective interest rate shock was within the policy limits set by the Board of Directors. The Board of Directors considers the results of each quarterly analysis and factors the information into its decisions in adjusting the pricing of loans and deposits in the future.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

If interest rates continue to rise from the recent levels, Home City's net interest income will be slightly positively affected, although those same rising interest rates may negatively affect Home City's earnings due to diminished loan demand. In order to maintain Home City's net interest margin, management is continually developing and modifying their strategies to stimulate the demand for quality loans and tailoring the types of loan products available that can be adjusted to match the current market conditions. Additional alternative sources of funding are being explored in anticipation of possible interest rate fluctuations.

Liquidity and Capital Resources

Home City's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years presented:

	Year ended December 31,	
	2005	2004
	(Dollars in thousands)	
Net income	$ 837	$ 682
Adjustments to reconcile net income to net cash from operating activities	1,024	(9)
Net cash provided by operating activities	1,861	673
Net cash provided by (used in) investing activities	3,499	(5,209)
Net cash provided by (used in) financing activities	(8,109)	3,658
Net change in cash and cash equivalents	(2,749)	(878)
Cash and cash equivalents at beginning of year	9,595	10,473
Cash and cash equivalents at end of year	$ 6,846	$ 9,595

Home City's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Home City also borrows from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. Home City maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. In the ordinary course of business, part of such liquid investment portfolio is composed of deposits at correspondent banks. Although the amount on deposit at such banks often exceeds the $100,000 limit covered by FDIC insurance, Home City monitors the capital of such institutions to ensure that such deposits do not expose Home City to undue risk of loss.

OTS regulations require Home City to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in United States Treasury obligations, federal agency obligations and other investments having maturities of five years or less, in an amount sufficient to provide a source of relatively liquid funds upon which Home City may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 2005, Home City's regulatory liquidity ratio was 12.14% of its average daily balances of net withdrawable deposit accounts and borrowings payable in one year or less. At such date, Home City had commitments to originate loans totaling $863,000 million and no commitments to purchase or sell loans. Home City considers its liquidity and capital reserves sufficient to meet its outstanding short- and long-term needs. Adjustments to liquidity and capital reserves may be necessary, however, if loan demand increases more than expected or if deposits decrease substantially. See Note 9 of the Notes to Consolidated Financial Statements.

Home City is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Home City exceeded all of its capital requirements at December 31, 2005 and 2004.

Savings associations are required to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital less intangible assets.

"Core capital" is comprised of common Shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 4% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk, which may maintain a minimum of 3% core capital.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Home City includes the maximum allowable portion of the general loan loss allowance of $1,364,000 at December 31, 2005.

The following table summarizes Home City's regulatory capital requirements and actual capital (see Note 9 of the Notes to Consolidated Financial Statements for regulatory capital amounts) at December 31, 2005:

	Actual capital		Current requirement		Excess of actual capital over current requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	asset total
	(Dollars in thousands)						
Tangible capital	$13,119	8.8%	$2,241	1.5%	$10,878	7.3%	$149,426
Core capital	13,119	8.8	5,977	4.0	7,142	4.8	149,426
Risk-based capital	14,483	13.3	8,730	8.0	5,753	5.3	109,125

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

Virtually all assets and liabilities of HCFC are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Home City Financial Corporation
Springfield, Ohio

We have audited the accompanying consolidated balance sheets of Home City Financial Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home City Financial Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 15, 2006

Home City Financial Corporation – CONSOLIDATED BALANCE SHEETS

	(Dollars in thousands) December 31, 2005	2004
ASSETS		
Cash and due from banks	$ 2,397	$ 859
Interest-bearing demand deposits	4,006	6,529
Federal funds sold	443	2,207
Cash and cash equivalents	6,846	9,595
Available-for-sale securities	5,261	6,432
Loans, net of allowance for loan losses of $1,377 and $760 at December 31, 2005 and 2004	127,409	130,067
Premises and equipment	3,398	3,602
Federal Home Loan Bank stock	2,480	2,360
Interest receivable	559	544
Cash surrender value of life insurance	3,197	3,067
Other	403	557
TOTAL ASSETS	$ 149,553	$ 156,224
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Demand	$ 5,763	$ 5,235
Savings, NOW and money market	32,980	51,173
Time	59,712	50,796
Total deposits	98,455	107,204
Federal Home Loan Bank advances	36,337	35,120
Interest payable and other liabilities	1,355	1,165
TOTAL LIABILITIES	136,147	143,489
Shareholders' Equity		
Preferred shares, no par value: authorized 1,000,000 shares; none issued		
Common shares, no par value: authorized 5,000,000 shares; issued - 981,913 shares		
Additional paid-in capital	6,366	6,325
Retained earnings	9,337	8,868
Unearned Recognition and Retention Plan (RRP) shares	(41)	(69)
Unearned Employee Stock Ownership Plan (ESOP) shares	(111)	(221)
Accumulated other comprehensive loss	(155)	(178)
Treasury shares, at cost: 146,223 shares	(1,990)	(1,990)
TOTAL SHAREHOLDERS' EQUITY	13,406	12,735
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 149,553	$ 156,224

See notes to consolidated financial statements.

(Dollars in thousands, except per share amounts)

	Years ended December 31, 2005	2004
INTEREST AND DIVIDEND INCOME		
Loans	$ 8,725	$ 8,426
Securities	103	178
Federal funds sold	18	47
Dividends on Federal Home Loan Bank stock	120	95
Deposits with financial institutions	145	26
TOTAL INTEREST AND DIVIDEND INCOME	9,111	8,772
INTEREST EXPENSE		
Deposits	2,470	2,435
Borrowings	1,937	1,935
TOTAL INTEREST EXPENSE	4,407	4,370
NET INTEREST INCOME	4,704	4,402
Provision for Loan Losses	705	200
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,999	4,202
NONINTEREST INCOME		
Service charges on deposits	41	39
Net realized gains on sales of available-for-sale securities	0	6
Gain on redemption of Intrieve Incorporated stock	345	0
Life insurance	162	142
Other	87	52
TOTAL NONINTEREST INCOME	635	239
NONINTEREST EXPENSE		
Salaries and employee benefits	1,788	1,868
Net occupancy expense	267	282
Equipment expense	215	222
Data processing fees	244	232
Professional fees	344	252
Franchise taxes	162	150
Other	396	446
TOTAL NONINTEREST EXPENSE	3,416	3,452

	(Dollars in thousands, except per share amounts) Years ended December 31,	
	2005	2004
Income before income tax	$ 1,218	$ 989
Provision for income taxes	381	307
NET INCOME	$ 837	$ 682
EARNINGS PER SHARE		
Basic	$ 1.02	$ 0.86
Diluted	$ 1.01	$ 0.84

See notes to consolidated financial statements.

Years ended December 31, 2005 and 2004
(Dollars in thousands)

	Shares	Additional Paid-in Capital	Retained Earnings	Unearned Compen-sation	Unearned ESOP Shares	Accum-ulated Other Compre-hensive Income (Loss)	Treasury Shares	Total
Balance, January 1, 2004	952,200	$6,130	$8,549	$(185)	$(229)	$(92)	$(2,266)	$11,907
Comprehensive income								
Net income			682					682
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect						(86)		(86)
Total comprehensive income								596
Purchase of treasury shares (24,420)							(411)	(411)
Stock options exercised								
From treasury (45,997)		(149)					687	538
New issue	19,713	231						231
Dividends on common shares, $.44 per share			(363)					(363)
Amortization of unearned compensation expense		(101)		116				15
ESOP shares earned		214			8			222
Balance, December 31, 2004	981,913	6,325	8,868	(69)	(221)	(178)	(1,990)	12,735
Comprehensive income								
Net income			837					837
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect						23		23
Total comprehensive income								860
Dividends on common shares, $.44 per share			(368)					(368)
Amortization of unearned compensation expense				28				28
ESOP shares earned		41			110			151
Balance, December 31, 2005	981,913	$6,366	$9,337	$(41)	$(111)	$(155)	$(1,990)	$13,406

See notes to consolidated financial statements.

	(Dollars in thousands) Years ended December 31, 2005	2004
OPERATING ACTIVITIES		
Net income	$ 837	$ 682
Items not requiring (providing) cash		
Depreciation and amortization	231	237
Provision for loan losses	705	200
Amortization of premiums and discounts on securities	28	4
Deferred income taxes	(214)	95
Increase in cash surrender value of life insurance	(130)	(115)
Employee Stock Ownership Plan compensation expense	151	222
Recognition and Retention Plan compensation expense	28	15
Net realized gains on available-for-sale securities	0	(6)
Gain on redemption of Intrieve Incorporated stock	(345)	(0)
Gain on sale of real estate owned	(73)	(58)
FHLB stock dividends	(120)	(95)
Proceeds from sale of loans held for sale	2,282	(0)
Originations of loans held for sale	(2,234)	(0)
Gain on sale of loans	(48)	(0)
Changes in		
Interest receivable	(15)	34
Other assets	379	(491)
Interest payable and other liabilities	399	(51)
Net cash provided by operating activities	1,861	673
INVESTING ACTIVITIES		
Purchases of available-for-sale securities	(17,985)	(9,968)
Proceeds from maturities of available-for-sale securities	19,151	7,986
Proceeds from redemption of Intrieve Incorporated stock	360	0
Proceeds from the sales of available-for-sale securities	0	555
Net change in loans	2,000	(3,755)
Purchase of premises and equipment	(27)	(27)
Net cash provided by (used in) investing activities	3,499	(5,209)
FINANCING ACTIVITIES		
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	(17,665)	3,701
Net increase (decrease) in certificates of deposit	8,916	(419)
Proceeds from Federal Home Loan Bank advances	10,800	4,500
Repayment of Federal Home Loan Bank advances	(9,583)	(4,144)
Proceeds from stock options exercised	0	769
Dividends paid	(368)	(363)
Purchase of treasury shares	0	(411)
Net increase (decrease) in advances from borrowers for taxes and insurance	(209)	25
Net cash provided by (used in) financing activities	(8,109)	3,658
Decrease in Cash and Cash Equivalents	(2,749)	(878)
Cash and Cash Equivalents, Beginning of Year	9,595	10,473
Cash and Cash Equivalents, End of Year	$ 6,846	$ 9,595
Supplemental Cash Flows Information		
Interest paid	$ 4,394	$ 4,371
Income taxes paid (net of refunds)	590	441

See notes to consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Home City Financial Corporation ("Company") is a thrift holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Home City Federal Savings Bank of Springfield ("Bank"). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Clark County, Ohio. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank's wholly-owned subsidiary, Homciti Service Corporation ("Service Corp."), had held the stock of the Bank's data service provider, Intrieve Incorporated, until redemption of Intrieve's stock in 2005. The Service Corp. is dormant as of December 31, 2005.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and the Service Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

All securities are classified as available for sale. Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

The Company evaluates its securities portfolio for impairment throughout the year. An impairment is recorded against individual equity securities if their cost significantly exceeds their fair value for a substantial amount of time. An impairment is also recorded for investments in debt securities, unless the decrease in fair value is attributed to interest rates and management has the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Treasury Shares

Treasury shares are stated at cost. Cost is determined by the first-in, first-out method.

Stock Options

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Bank accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and, accordingly, recognizes no compensation expense for the stock option grants.

	(Dollars in thousands) Year ended December 31,	
	2005	2004
Net income, as reported	$ 837	$ 682
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	9	9
Pro forma net income	$ 828	$ 673
Earnings per share:		
Basic – as reported	$ 1.02	$ 0.86
Basic – pro forma	$ 1.01	$ 0.85
Diluted – as reported	$ 1.01	$ 0.84
Diluted – pro forma	$ 1.00	$ 0.83

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding.

NOTE 2: SECURITIES

The amortized cost and approximate fair values of securities are as follows:

(Dollars in thousands)

Available-for-Sale Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
December 31, 2005				
U.S. Treasury and government agencies	$ 3,249	$ 0	$ (3)	$ 3,246
Mortgage-backed securities	1,066	1	(14)	1,053
Other asset-backed securities	271	0	(3)	268
Equity securities	909	0	(215)	694
Total	$ 5,495	$ 1	$ (235)	$ 5,261
December 31, 2004				
U.S. Treasury and government agencies	$ 3,604	$ 0	$ (9)	$ 3,595
Mortgage-backed securities	1,705	11	(11)	1,705
Other asset-backed securities	483	1	(8)	476
Equity securities	909	0	(253)	656
Total	$ 6,701	$ 12	$ (281)	$ 6,432

The amortized cost and fair value of securities available for sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)

	Amortized Cost	Fair Value
U.S. Treasury and government agencies		
Within one year	$ 3,249	$ 3,246
	3,249	3,246
Mortgage-backed securities	1,066	1,053
Other asset-backed securities	271	268
Equity securities	909	694
Totals	$ 5,495	$ 5,261

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $0 at December 31, 2005 and 2004.

Gross gains of $0 and $6,000 and gross losses of $0 and $0 resulting from sales of available-for-sale securities were realized for 2005 and 2004, respectively. The tax expense for net gains on security transactions for 2005 and 2004 was $0 and $2,000, respectively.

Certain investments in debt and equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2005, was $5,191,000, which is approx-

approximately 99% of the Company's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Equity securities consist of two issues of Fannie Mae preferred stock. Management's conclusion that the declines in fair value for these securities is based on its evaluation of Fannie Mae stock performance in historic interest rate environments and projections. Management believes that mortgage-backed and other asset-backed security declines in fair value are temporary based on available evidence of recent changes in market interest rates. Management has both the intent and ability to hold these investments until more favorable market interest rate scenarios are attained.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

(Dollars in thousands)

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
December 31, 2005:						
U.S. Treasury and government agencies	$ 2,998	$ 1	$ 248	$ 2	$ 3,246	$ 3
Mortgaged-backed securities	236	3	747	11	983	14
Other asset-backed securities	86	1	182	2	268	3
Equity securities	0	0	694	215	694	215
Total	$ 3,320	$ 5	$ 1,871	$ 230	$ 5,191	$ 235
December 31, 2004:						
U.S. Treasury and government agencies	$ 3,595	$ 9	$ 0	$ 0	$ 3,595	$ 9
Mortgaged-backed securities	333	3	823	8	1,156	11
Other asset-backed securities	0	0	296	8	296	8
Equity securities	0	0	656	253	656	253
Total	$ 3,928	$ 12	$ 1,775	$ 269	$ 5,703	$ 281

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at December 31, include:

	(Dollars in thousands) 2005	2004
Residential real estate		
One- to four-family residential	$ 61,896	$ 64,663
Multi-family residential	9,939	9,208
Construction	3,242	4,678
Nonresidential real estate and land	34,363	32,303
Commercial	16,385	15,059
Consumer and other	4,546	6,619
Total loans	130,371	132,530
Less		
Deferred loan fees	(348)	(375)
Undisbursed portion of loans	(1,237)	(1,328)
Allowance for loan losses	(1,377)	(760)
Net loans	$ 127,409	$ 130,067

Activity in the allowance for loan losses was as follows:

	(Dollars in thousands) 2005	2004
Balance, beginning of year	$ 760	$ 995
Provision charged to expense	705	200
Losses charged off, net of recoveries of $10,000 for 2005, and $6,000 for 2004	(88)	(435)
Balance, end of year	$ 1,377	$ 760

Impaired loans totaled $3,851,000 and $3,707,000 at December 31, 2005 and 2004. An allowance for loan losses of $393,000 and $67,000 relates to impaired loans of $2,470,000 and $1,290,000 at December 31, 2005 and 2004. At December 31, 2005 and 2004, impaired loans of $1,380,000 and $2,417,000 had no related allowance for loan losses.

Interest of $274,000 and $239,000 was recognized on average impaired loans of $3,557,000 and $3,105,000 for 2005 and 2004. Interest of $270,000 and $236,000 was recognized on impaired loans on a cash basis during 2005 and 2004.

At December 31, 2005 and 2004, accruing loans delinquent 90 days or more totaled $23,000 and $0, respectively. Non-accruing loans at December 31, 2005 and 2004 were $846,000 and $195,000, respectively.

NOTE 4: PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, are as follows:

	(Dollars in thousands) 2005	2004
Land	$ 806	$ 806
Buildings and improvements	2,493	2,489
Equipment	1,656	1,639
	4,955	4,934
Less accumulated depreciation	(1,557)	(1,332)
Net premises and equipment	$ 3,398	$ 3,602

NOTE 5: INTEREST-BEARING DEPOSITS

Interest-bearing time deposits in denominations of $100,000 or more were $23,329,000 on December 31, 2005, and $15,248,000 on December 31, 2004.

At December 31, 2005, the scheduled maturities of time deposits are as follows:

	(Dollars in thousands)
2006	$ 34,747
2007	19,828
2008	3,301
2009	730
2010	1,106
Total	$ 59,712

NOTE 6: FEDERAL HOME LOAN BANK ADVANCES

Aggregate annual maturities of FHLB advances at December 31, 2005, are:

	(Dollars in thousands)
2006	$ 3,723
2007	1,894
2008	1,858
2009	9,523
2010	8,339
Thereafter	11,000
Total	$ 36,337

The Federal Home Loan Bank advances are secured by mortgage loans totaling $40,880,000 at December 31, 2005. Advances, at interest rates from 3.05 percent to 7.28 percent, are subject to restrictions or penalties in the event of prepayment.

The Bank has unused letters of credit with the Federal Home Loan Bank aggregating $3,270,000 expiring at various dates from March 7, 2006, through December 19, 2006.

NOTE 7: INCOME TAXES

The provision for income taxes includes these components

	(Dollars in thousands) 2005	2004
Taxes currently payable	$ 595	$ 212
Deferred income taxes (credit)	(214)	95
Income tax expense	$ 381	$ 307

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	(Dollars in thousands) 2005	2004
Computed at the statutory rate (34%)	$ 414	$ 336
Increase (decrease) resulting from:		
Tax exempt interest	0	(3)
Cash surrender value of life insurance	(44)	(39)
Nondeductible expenses	6	4
Other	5	9
Actual tax expense	$ 381	$ 307

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	(Dollars in thousands) 2005	2004
Deferred tax assets		
Allowance for loan losses	$ 468	$ 258
Employee benefits	216	185
Nonaccrual loan interest	6	0
Other	31	29
Unrealized losses on available-for-sale securities	80	92
	801	564
Deferred tax liabilities		
Depreciation	(102)	(104)
Federal Home Loan Bank stock dividend	(311)	(271)
Deferred loan fees	(47)	(50)
	(460)	(425)
Net deferred tax asset	$ 341	$ 139

Retained earnings at December 31, 2005 and 2004, include approximately $1,084,000, for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $368,000 at December 31, 2005 and 2004.

NOTE 8: OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

	(Dollars in thousands) 2005	2004
Unrealized gains (losses) on securities available for sale	$ 35	$ (125)
Reclassification for realized amount included in income	0	6
Other comprehensive income (loss), before tax effect	35	(131)
Tax benefit (expense)	(12)	45
Other comprehensive income (loss)	$ 23	$ (86)

NOTE 9: REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

As of August 22, 2005, the bank entered into a supervisory agreement with the OTS. The supervisory agreement was disclosed in a Form 8-K.

The Bank's actual capital amounts and ratios are also presented in the table.

(Dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005						
Total risk-based capital (to risk-weighted assets)	$14,483	13.3%	$8,730	8.0%	$10,913	10.0%
Tier I capital (to risk-weighted assets)	13,119	12.0	- - -	N/A	6,548	6.0
Tier I capital (to adjusted total assets)	13,119	8.8	5,977	4.0	7,471	5.0
Tangible capital (to adjusted tangible assets)	13,119	8.8	2,241	1.5	- - -	N/A
As of December 31, 2004						
Total risk-based capital (to risk-weighted assets)	$12,964	11.6%	$8,981	8.0%	$11,226	10.0%
Tier I capital (to risk-weighted assets)	12,204	10.9	- - -	N/A	6,736	6.0
Tier I capital (to adjusted total assets)	12,204	7.8	6,245	4.0	7,806	5.0
Tangible capital (to adjusted tangible assets)	12,204	7.8	2,342	1.5	- - -	N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2005, all dividend declarations are subject to prior regulatory approval.

NOTE 10: RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with certain directors, executive officers, significant shareholders and their affiliates or associates (related parties). In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

	(Dollars in thousands)
Balances, January 1, 2005	$ 3,220
New loans, including renewals	40
Payments, etc., including renewals	(1,249)
Balances, December 31, 2005	$ 2,011

Deposits from related parties held by the Bank at December 31, 2005 and 2004, totaled $660,000 and $407,000, respectively.

NOTE 11: EMPLOYEE BENEFITS

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 15% of their compensation with the Company matching 75% of the employee's contribution on the first 6% of the employee's compensation. Employer contributions charged to expense for 2005 and 2004 were $42,000 and $41,000, respectively.

As part of the conversion in 1996, the Company established an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired shares of the Company common stock at $10 per share in the conversion with funds provided by a loan from the Company. Accordingly, the common stock acquired by the ESOP was shown as a reduction of shareholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP.

ESOP expense for the years ended December 31, 2005 and 2004, was $149,000 and $175,000.

	2005	2004
Allocated shares	70,812	61,363
Shares released for allocation	9,449	9,449
Unearned shares	7,612	17,061
Total ESOP shares	87,873	87,873
Fair value of unearned shares at December 31	$ 120,000	$ 263,000

The Company also has a Recognition and Retention Plan (RRP) which provides for the award and issuance of up to 38,088 shares of the Company's stock to members of the Board of Directors and management. At December 31, 2005, 36,792 shares had been awarded net of 2,414 which had been forfeited. Common stock awarded under the RRP vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the RRP plan totaled approximately $37,000 and $26,000 for 2005 and 2004, respectively.

NOTE 12: STOCK OPTION PLAN

The Company has a fixed option plan under which the Company may grant options that vest over five years to selected employees for up to 131,422 shares of common stock. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years.

At December 31, 2005, the weighted average remaining contractual life of all options was 5.5 years. A summary of the status of the plan at December 31, 2005 and 2004, and changes during the years then ended is presented below:

	2005		2004	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	53,796	$ 12.76	120,506	$ 12.22
Granted	0	0	0	0
Exercised	0	0	(65,710)	11.70
Forfeited	0	0	(1,000)	17.03
Expired	0	0	0	0
Outstanding, end of year	53,796	$ 12.76	53,796	$ 12.76
Options exercisable, end of year	33,653	$ 12.38	26,939	$ 12.12

There were no additional options granted during the year 2005.

The following table summarizes information about stock options under the plan outstanding at December 31, 2005:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$11.70 to $13.175	51,796	5.38 years	$12.60	32,853	$12.27
$17.03	2,000	7.97 years	$17.03	800	$17.03

NOTE 13: EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows (Dollars in thousands, except per share data):

	Year Ended December 31, 2005		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Income from continuing operations available to common shareholders	$ 837	820,575	$ 1.02
Effect of dilutive securities			
Stock options and awards	0	9,540	
Diluted earnings per share			
Income from continuing operations available to common shareholders and assumed conversions	$ 837	830,115	$ 1.01

Stock Awards and options to purchase 2,000 shares of common stock at the price of $17.03 per share were outstanding at December 31, 2005, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2004		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Income from continuing operations available to common shareholders	$ 682	793,233	$ 0.86
Effect of dilutive securities			
Stock options and awards	0	15,453	
Diluted earnings per share			
Income from continuing operations available to common shareholders and assumed conversions	$ 682	808,686	$ 0.84

Stock Awards and options to purchase 4,400 shares of common stock between the price of $17.03 and $17.25 per share were outstanding at December 31, 2004, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

NOTE 14: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

(Dollars in thousands)

	December 31, 2005		December 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 6,846	$ 6,846	$ 9,595	$ 9,595
Available-for-sale securities	5,261	5,261	6,432	6,432
Loans, net	127,409	129,971	130,067	134,468
Federal Home Loan Bank stock	2,480	2,480	2,360	2,360
Interest receivable	559	559	544	544
Financial liabilities				
Deposits	98,455	98,105	107,204	107,438
Federal Home Loan Bank advances	36,337	37,423	35,120	37,688
Interest payable	190	190	178	178

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2005 and 2004. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FHLB stock, accrued interest receivable, demand deposits, savings accounts, NOW accounts, certain money market deposits, and interest payable is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate the Bank would charge for similar loans at December 31, 2005 and 2004, applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at December 31, 2005 and 2004, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

NOTE 15: COMMITMENTS AND CREDIT RISK

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2005 and 2004, the Bank had outstanding commitments to originate loans aggregating approximately $863,000 and $2,238,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $733,000 and $1,023,000 at December 31, 2005 and 2004, respectively, with the remainder at floating market rates.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $104,000 and $187,000 at December 31, 2005 and 2004, respectively, with a term of seven months.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2005, the Bank had granted unused lines of credit to borrowers aggregating approximately $6,776,000 and $3,980,000 for commercial lines and open-end consumers lines, respectively. At December 31, 2004, the Bank had granted unused lines of credit to borrowers aggregating approximately $4,454,000 and $4,034,000 for commercial lines and open-end consumers lines, respectively.

At December 31, 2005, approximately $719,000 and $1,581,000 were on deposit at Great Lakes Bankers Bank and Fifth Third Bank, respectively. In the latter part of the year US Bank became our cash letter depository replacing Fifth Third Bank. At December 31, 2004, approximately $2,579,000 and $1,460,000 were on deposit at Great Lakes Bankers Bank and Fifth Third Bank, respectively.

NOTE 16: FUTURE CHANGE IN ACCOUNTING PRINCIPLE

The Financial Accounting Standards Board recently issued Statement No. 123(R) "Share-Based Payment", which requires the compensation cost relating to share-based payment transactions be recognized in financial statements. The Company expects to first apply the new statement during its first quarter ending in 2006. The Company has determined to use the modified prospective method and no material impact is expected.

NOTE 17: SUBSEQUENT EVENT

On January 26, 2006, the Company announced that its Board of Directors had approved a plan to end the Company's obligation to file reports with the Securities and Exchange Commission (the "SEC"). The going private transaction would be accomplished through amendments to the articles of incorporation of the Company changing the number of outstanding shares of the Company by dividing the outstanding shares by 210, specifying that each person who otherwise would be entitled to a fraction of a Company share will be paid an amount equal to $16.20 cash in exchange for each share of the Company held before the amendment of the articles, and then changing each then outstanding share into 210 shares. As a result, each shareholder with fewer than 210 common shares of the Company held of record in his or her name immediately before the amendments will receive a cash payment equal to $16.20 per pre-split share. Each shareholder holding 210 or more shares of the Company's common shares immediately before the amendments will not receive a cash payment and will continue to hold the same number of the Company's shares.

If the amendments are completed, the Company expects to have fewer than 300 shareholders of record, enabling it to deregister its common shares under the Securities Exchange Act of 1934. As a result, the Company would not be required to file periodic reports and other information with the SEC so long as it has fewer than 300 shareholders of record. If the Company deregisters its common shares and suspends reporting obligations under the Securities Exchange Act of 1934, the common shares will cease to be eligible for trading on the NASDAQ Capital Market. However, the Company anticipates that its common shares will be quoted on the OTC Bulletin Board or in the Pink Sheets, to the extent market makers continue to make a market in the shares.

The proposed stock splits are subject to approval by the holders of a majority of the issued and outstanding common shares of the Company. Shareholders will be asked to approve the stock splits at the Company's annual meeting of shareholders. The Company has filed a preliminary proxy statement and Schedule 13E-3 with the SEC outlining the transaction. The Company will also mail a copy of the definitive proxy statement prior to the meeting to its shareholders entitled to vote at the meeting.

NOTE 18: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	(Dollars in thousands) December 31, 2005	2004
Assets		
Cash	$ 137	$ 260
Investment in common stock of subsidiary Bank	13,106	12,232
Advances to subsidiaries	13	140
Other assets	150	103
Total assets	$ 13,406	$ 12,735
Shareholders' Equity	$ 13,406	$ 12,735

Condensed Statements of Income

	(Dollars in thousands) Years ended December 31,	
	2005	2004
Income		
Dividends from subsidiary Bank	$ 0	$ 0
Interest income	15	22
Total income	15	22
Expenses		
Other expenses	93	85
Income (Loss) Before Income Tax and Equity in Undistributed Income of Subsidiaries	(78)	(63)
Income Tax Benefit	(26)	(22)
Income (Loss) Before Equity in Undistributed Income of Subsidiaries	(52)	(41)
Equity in Undistributed Income of Subsidiaries	889	723
Net Income	$ 837	$ 682

Condensed Statements of Cash Flows

	(Dollars in thousands) Years ended December 31,	
	2005	2004
Operating Activities		
Net income	$ 837	$ 682
Items not requiring (providing) cash	(719)	(537)
Net cash provided by operating activities	118	145
Investing Activities—advances to subsidiaries	127	(139)
Financing Activities		
Cash dividends paid	(368)	(363)
Purchase of treasury shares	0	(411)
Proceeds from stock options exercised	0	769
Net cash used in financing activities	(368)	(5)
Net Change in Cash and Cash Equivalents	(123)	1
Cash and Cash Equivalents at Beginning of Year	260	259
Cash and Cash Equivalents at End of Year	$ 137	$ 260

NOTE 19: QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize selected quarterly results of operations for 2005 and 2004.

(Dollars in thousands, except per share data)

2005	March	June	September	December
Interest and dividend income	$ 2,227	$ 2,290	$ 2,293	$ 2,301
Interest expense	1,069	1,083	1,113	1,142
Net interest income	1,158	1,207	1,180	1,159
Provision for loan losses	80	475	80	70
Noninterest income	36	419	116	64
Noninterest expense	829	853	855	879
Income tax expense	92	94	115	80
Net income	193	204	246	194
Earnings per share				
Basic	0.24	0.25	0.30	0.24
Diluted	0.23	0.25	0.30	0.23
Dividends per share	0.11	0.11	0.11	0.11

2004	March	June	September	December
Interest and dividend income	$ 2,190	$ 2,159	$ 2,179	$ 2,244
Interest expense	1,094	1,084	1,090	1,102
Net interest income	1,096	1,075	1,089	1,142
Provision for loan losses	50	50	42	58
Noninterest income	52	49	57	81
Noninterest expense	867	818	881	886
Income tax expense	63	75	72	97
Net income	168	181	151	182
Earnings per share				
Basic	0.21	0.23	0.19	0.23
Diluted	0.21	0.22	0.19	0.22
Dividends per share	0.11	0.11	0.11	0.11

CORPORATE INFORMATION

DIRECTORS OF HCFC AND HOME CITY

Glenn W. Collier, Partner with the law firm of Martin, Browne, Hull & Harper, Springfield, Ohio

John D. Conroy, Owner and President of Conroy Funeral Home, Inc., Springfield, Ohio

James M. Foreman, President and CEO of Foreman-Blair Pontiac, Buick, GMC, Cadillac, Springfield, Ohio

Terry A. Hoppes, Owner and President of Hoppes Engineering and Surveying Co.; President of Hoppes Builders and Development Co., Springfield, Ohio

J. William Stapleton, President, CEO and COO of Home City Financial Corporation and Home City Federal Savings Bank of Springfield

EXECUTIVE OFFICERS OF HCFC

John D. Conroy	Chairman of the Board
J. William Stapleton	President, CEO and COO
Don E. Lynam	Executive Vice President
Charles A. Mihal	Secretary, Treasurer and CFO

EXECUTIVE OFFICERS OF HOME CITY

John D. Conroy	Chairman of the Board
J. William Stapleton	President, CEO and COO
Don E. Lynam	Executive Vice President
Charles A. Mihal	Secretary, Treasurer and CFO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BKD, LLP
312 Walnut Street, Suite 3000
P.O. Box 5367
Cincinnati, Ohio 45201-5367

SPECIAL COUNSEL

Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
P.O. Box 0236
Cincinnati, Ohio 45201-0236

GENERAL COUNSEL

Gorman, Veskauf, Henson & Wineberg
National City Bank Bldg.
4 West Main Street, Suite 723
Springfield, Ohio 45502

TRANSFER AGENT

Communication regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Illinois Stock Transfer Company
209 West Jackson Blvd., Suite 903
Chicago, Illinois 60606
(312) 427-2953

COMMON SHARES

There were 835,690 common shares of HCFC outstanding on September 20, 2006, held of record by approximately 320 shareholders. Since December 30, 1996, HCFC's common shares have traded on the NASDAQ Capital Market under the symbol "HCFC". The following represents high and low trading prices and dividends declared during each respective quarter during 2004 and 2005. The trading prices reflect inter-dealer prices, without retail mark-up, mark-down or commission.

2004	**High**	**Low**	**Dividends declared**
First Quarter	$17.000	$15.500	$0.11
Second Quarter	$18.250	$16.270	$0.11
Third Quarter	$17.650	$14.550	$0.11
Fourth Quarter	$16.470	$15.010	$0.11

2005	**High**	**Low**	**Dividends declared**
First Quarter	$16.000	$15.000	$0.11
Second Quarter	$16.000	$14.950	$0.11
Third Quarter	$16.650	$15.150	$0.11
Fourth Quarter	$16.300	$14.400	$0.11

The payment of dividends by HCFC to its shareholders may depend in part on the dividends paid by Home City to HCFC. Home City's ability to pay dividends is governed by OTS regulations, which require Home City to obtain approval of the OTS under certain circumstances. Home City currently is required to obtain OTS approval for all dividends to HCFC.

FORM 10-KSB

A copy of HCFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

Home City Financial Corporation
2454 North Limestone Street
Springfield, Ohio 45503
Attn: Charles A. Mihal
Secretary, Treasurer and CFO

INVESTOR INFORMATION

Investors, analysts and others seeking financial information may contact:

J. William Stapleton, President, CEO and COO or
Charles A. Mihal, Secretary,Treasurer and CFO
Home City Financial Corporation
2454 North Limestone Street
Springfield, Ohio 45503
(937) 390-0470

HOME CITY FINANCIAL CORPORATION

TELEPHONE (937) 390-0470
2454 NORTH LIMESTONE STREET SPRINGFIELD, OHIO 45503